Exhibit 12.1

U-Store-It Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings before fixed charges:
Add:
Loss from continuing operations	$(19,746)	$(26,737)	$(25,837)	$(19,302)	$(9,851)
Fixed charges - per below	49,695	56,192	54,192	47,831	44,539
Less:
Capitalized interest	(35)	(108)	(99)	(73)	(132)

Earnings before fixed charges	29,914	29,347	28,256	28,456	34,556

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	47,600	55,880	53,943	47,608	44,257
Early extinguishment of debt	1,907	—	—	—	—
Capitalized interest	35	108	99	73	132
Estimate of interest within rental expense	153	204	150	150	150

Total Fixed Charges	49,695	56,192	54,192	47,831	44,539

Ratio of earnings to fixed charges (a)	0.60	0.52	0.52	0.59	0.78

(a)  Due to our losses in fiscal 2006, 2007, 2008, 2009 and 2010 the coverage ratio was less than 1:1.  The Company must generate additional earnings of $19.7 million, $26.7 million, $25.8 million, $19.3 million and $9.9 million to achieve a coverage of 1:1 in fiscal 2010, 2009, 2008, 2007 and 2006, repectively.